September 26, 2018

Ron Edmonds
Co-Controller
DowDuPont Inc.
c/o The Dow Chemical Company
2211 H.H. Dow Way
Midland, MI 48674

Jeanmarie Desmond
Co-Controller
DowDuPont Inc.
c/o E.I. du Pont de Nemours and Company
974 Centre Road
Wilmington, DE 19805

       Re: DowDuPont Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 15, 2018
           Definitive Proxy Statement on Schedule 14A
           Filed March 16, 2018
           File No. 001-38196

Dear Mr. Edmonds:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
 Ron Edmonds
FirstName LastNameRon Edmonds
DowDuPont Inc.
Comapany 26, 2018
September NameDowDuPont Inc.
September 26, 2018 Page 2
Page 2
FirstName LastName

Form 10-K for the Year Ended December 31, 2017

General, page 1

1. In a letter to us dated May 13, 2015, The Dow Chemical Company discussed its business with Sudan. We also are aware of news articles reporting that Emirates SkyCargo uses a
         DuPont product to protect sensitive cargo in transit, and that Emirates SkyCargo offers services to Sudan. As you know, Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. export controls. You do not include disclosure about Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan since the May 2015 letter, including any contacts with its government, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with a U.S.-designated state sponsor of terrorism.
Consolidated Financial Statements
Note 3 - Business Combinations, page 95

2. Please reconcile the pro forma adjustments used to calculate pro forma net income for the years ended December 31, 2017 and 2016 under ASC 805, as disclosed on page 100, with the pro forma amounts presented on pages 44 and 45.
Note 13 - Goodwill and Other Intangible Assets, page 124

3.       We note you recorded a goodwill impairment charge in the Coatings &
Performance
         Monomers reporting unit of $1,491 million in the fourth quarter of 2017. Please more fully explain to us the specific facts and circumstances that resulted in an impairment charge during the fourth quarter of 2017 and address the following:
           Explain any changes to this reportable segment and reporting unit, including the allocation of goodwill, that resulted from the Merger and the related reallocation of goodwill;
           Tell us if you performed any interim impairment tests between your 2016 and 2017 annual impairment tests and explain why or why not;
           Tell us the differences between the significant assumptions and estimates you used to determine the estimated fair values of this reporting unit in your 2017 and 2016 annual impairment tests; and
           Explain when the changed circumstances related to this reporting unit occurred and
 Ron Edmonds
FirstName LastNameRon Edmonds
DowDuPont Inc.
Comapany 26, 2018
September NameDowDuPont Inc.
September 26, 2018 Page 3
Page 3
FirstName LastName
             tell us what, if any, cautionary disclosures regarding a potential material goodwill impairment charge related to this reporting unit you provided prior to your fiscal year
             2017 Form 10-K.
Note 24 - Segments and Geographic Regions, page 179

4. Please more fully explain to us how you determined your new operating segments, including how you integrated the business components of DuPont, how segment management was realigned, how you identified your chief operating decision maker
         (CODM), and what information is used by management to allocate resources and assess performance.
5. We note your measure of profit/loss for segment reporting purposes is pro forma
         Operating EBITDA (for the period of January 1, 2017 through August 31, 2017 and the twelve months ended December 31, 2016) since it is the manner in which your CODM assesses performance and allocates resources. Please address the following:
           Provide us details of the pro forma adjustments used to calculate pro forma Operating
             EBITDA for 2017 and 2016, similar to the tabular presentations you provide of significant items;
           Clarify your disclosures that the pro forma adjustments include the elimination of the effect of events that are directly attributable to the Merger Agreement, such as transaction costs, and events not expected to have a continuing impact on combined results, such as inventory step-up costs, since it appears to us that these amounts are already excluded and identified as significant items;
           Reconcile the pro forma adjustments used to calculate pro forma Operating EBITDA for 2017 and 2016 on page 186 with the pro forma adjustments on pages 44 and 45;
             and
           Explain why no historical measures of profit/loss by segment are presented.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 30

6. We note that you benchmarked each component of your Named Executive Officers' target pay to your disclosed peer group. In future filings, please disclose the components used for benchmarking and the level at which you benchmark. Please refer to Item
         402(b)(2)(xiv) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ron Edmonds
DowDuPont Inc.
September 26, 2018
Page 4

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,
FirstName LastNameRon Edmonds
                                                         Division of
Corporation Finance
Comapany NameDowDuPont Inc.
                                                         Office of
Manufacturing and
September 26, 2018 Page 4                                Construction
FirstName LastName